Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

****

Roadshow Presentation of Del Monte Foods Company

****

The New Del Monte

Investor Presentation

June 2002

Safe Harbor Statements

Del Monte will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, you may obtain documents filed by Del Monte with the SEC by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382. In addition, you may obtain documents filed by Heinz with the SEC by requesting them in writing from HJ Heinz Company, P.O. Box 57, Pittsburgh, PA 15230, Attention: Karyll A. Davis, or by telephone at 412-456-5770.

Del Monte and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Del Monte shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Del Monte is contained in the Company's proxy statement-prospectus which will be filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

This presentation contains forward-looking statements conveying management's expectations as to the future based on plans, estimates and projections at the time the statements are made. Forward-looking statements involve inherent risks and uncertainties and Del Monte cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about future benefits of the pending merger and future financial operating results. Factors relating to future benefits of the pending merger that could cause actual results to differ materially from those described herein include, among others: the inability to obtain shareholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the success of the business integration in a timely and cost-effective manner; and other factors. Certain of these factors are described in more detail in Del Monte and Heinz's respective filings with the SEC, including Del Monte's annual report on Form 10-K for the fiscal year ended June 30, 2001 and Heinz's annual report on Form 10-K for the fiscal year ended May 2, 2001, in each case as updated from time to time by Del Monte and Heinz in their respective subsequent filings with the SEC. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Del Monte nor Heinz undertakes to update any of these statements in light of new information or future events.

Management Team

Rick Wolford, Chief Executive Officer

- ***35 years in the food industry, 5 years at Del Monte***

Dave Meyers, Chief Financial Officer

- ***28 years in the food industry, 12 years at Del Monte***

Tom Gibbons, Senior Vice President and Treasurer

- ***32 years in the food industry, 28 Years at Del Monte***

Transaction Overview

Del Monte is Transforming into a Center Store Powerhouse

- **Del Monte is merging with certain "non-core" U.S. assets of Heinz**
- **Del Monte management will run the combined business; key Heinz managers will migrate to Del Monte to ensure smooth integration**
- **Heinz shareholders will own 74.5% of the new company, Del Monte shareholders will own 25.5%**
- **Expect to close transaction by year end**

Del Monte ($1.3Bn)


Fruit 41%
Vegetables 34%
Tomatoes 25%

Pro Forma New Del Monte ($3.1Bn)


Tuna 18%
Vegetables 14%
Tomatoes 11%
Fruit 17%
Soup and Baby Food 10%
Pet Snacks 7%
Pet Food 23%

Heinz Businesses ($1.8Bn)


Soup and Baby Food 18%
Tuna 31%
Pet Food 39%
Pet Snacks 12%

Investor Highlights

- Strong brands with multiple #1 share positions in large, attractive categories
- Center store powerhouse well positioned to benefit from retail industry consolidation
- Realize significant and achievable synergies driven by business similarities
- Revitalization plan to drive EPS growth
  - Reinvest behind core brands, product upgrades and innovation
- Strong cash flow leads to rapid delevering
- Premier mid-cap food company with strong balance sheet
- Proven management team

Transforming into a Center Store Powerhouse

Del Monte Quality
Business units
Corporate infrastructure

Heinz
Business units

Leading center store marketer
Selling across multiple categories
Branded leadership and supply chain excellence

Revenue Growth
- Reinvest in core brands
- Focused growth initiatives
- Innovate / line extensions
- Sales execution excellence

Margin Improvements
- Synergies
- Cost management
- Debt reductions

Unique mid-cap company marketing leading brands into multiple large center store categories

Strategic Objectives

- Generate consistent top-line growth
  - Organic
  - Acquisitions
- Expand margins to drive EPS growth faster than top-line
  - Synergies
  - Cost management
  - Delever
- Utilize strong cash flow to enhance long-term financial health and drive shareholder value

Strategic Rationale

Strategic Rationale

Increased Focus on Underinvested Assets Provides Significant Opportunities

- **Similar businesses -- marketplace execution, manufacturing and supply chain**
- **Branded product portfolio**
  - **Proven expertise in managing branded products**
  - **75% of business is branded, two-thirds of sales from #1 brands**
- **Increased center store scale**
- **Multiple, attractive product categories**
- **Leverages an established and scalable North America infrastructure**
- **Significant potential for operating improvements**
- **Strong capital structure/cash flow generation**

Strong Portfolio of Leading Brands . . .

Two-thirds of Branded Sales with #1 Shares

Business	#1 Brand	Leading Brands
Tuna	StarKist	
Pet Snacks	Pup-Peroni, Pounce	Meaty Bone, Jerky Treats
Pet Food		Kibbles 'n Bits, 9Lives
Baby Food		Heinz Nature's Goodness
Vegetables	Del Monte Quality	S&W
Fruit	Del Monte Quality	S&W
Solid Tomatoes	Del Monte Quality	Contadina, S&W

. . . in Attractive Categories . . .

Diversified Product Base Across Multiple Categories

- **Large and healthy dry grocery categories**
- **Important to retailers**



Dollar Volume CAGR (1997-2001)
6.0%
4.0%
2.0%
0.0%
-2.0%
1.8%
3.8%
4.1%
-1.4%
1.9%
1.5%
Fruit, Vegetables & Tomatoes
Pet Foods
Pet Snacks
Tuna
Soup
Baby Food

Category Size ($Bn)	**$4.3**	**$11.5**	**$1.2**	**$1.1**	**$3.8**	**$0.9**

Source IRI, Pet Food category size from Pet Institute Study, BCC, Inc. and Pet Snack category from Heinz estimates

. . . Results in a Premier Mid Cap Food Co . . .



$ in billions
Sales(1)
5.0
4.0
3.0
2.0
1.0
0.0
4.5
4.4
3.6
3.2
2.3
2.0
1.7
1.4
1.4
1.3
1.3
Dole
Hormel
Interstate Bakeries
New Del Monte
McCormick
Fresh Del Monte
Flowers Foods
Dreyers
Old Del Monte
Smuckers
Ralcorp



EBITDA Margin
25%
20%
15%
10%
5%
0%
12.4%
16.9%
9.7%
Del Monte Standalone
Del Monte Pro Forma(2)
Peer Average(3)

. . . with Leadership in the Center Store . . .

(1) Estimates from Morgan Stanley and Wall Street equity research for CY02
(2) Assumes first year run-rate synergies of $22.8 million
(3) Median projected CY02 EBITDA margin, calendarized. Peers include: Dole, Hormel, Interstate Bakeries, McCormick, Fresh Del Monte, Smucker's, Flowers Foods, Ralcorp and Dreyer's

. . . with a Strong Financial Foundation

Opportunity to Drive Shareholder Value

- Accretive to EPS in the first full year post closing
- Substantial cash flow generation to execute strategy
  - Investment in growth initiatives
  - Significant and immediate delevering
  - Acquisitions
- Pro forma equity value of approximately $3Bn(1)
  - Greatly increased float and liquidity
  - Enhanced access to capital
- Larger market capitalization significantly broadens investor base

(1) *Assumes 15.0x 2003 P/E multiple*

Execution

Key Elements of Execution

Revenue growth and margin improvement

- Reinvest in undermarketed brands
- Support growth initiatives
- Innovate
- Quality consistency

- Realize synergies
- Aggressive cost management
- Delever

Increased resources | **Focused sales execution** | **Proven management** | **Consistent strategy** | **Leverage center store scale**

Investment in Quality, Brands and Innovation

Significant Increase in Marketing Spending and Product Improvements

- **Increased media and consumer programs to drive awareness and trial**

Media Spending	Index to F'02 Spending
Pet Food	+267%
Kibbles 'n Bits	+313%
9 Lives	+140%
Pet Snacks	+23%
StarKist	+82%
Total	**+223%**

- **Improved taste/flavor to drive repeat purchase**
  - 9 Lives palatability
  - Flavor ribbon added to Kibbles 'n Bits
  - Pupperoni "original formula" resurrected on key pet snack item
  - Tuna pouch, with double cleaning and no water/oil provides superior flavor
  - New "Tuna Creations" flavored pouches introduced regionally

Proven Results at Del Monte

Management Focused on Execution

Fruit


Mkt Share (Volume)
16% Price Premium vs Private Label
50.0%
40.0%
30.0%
37.7%
44.2%
1996
2002

Vegetables


Mkt Share (Volume)
42% Price Premium vs Private Label
30.0%
20.0%
10.0%
20.0%
22.9%
1996
2002

Solid Tomatoes


Mkt Share (Volume)
53% Price Premium vs Private Label
30.0%
20.0%
10.0%
0.0%
9.6%
21.7%
1996
2002

Apply disciplines that have worked at Del Monte

Source: ACNielsen SCANTRACK

Significant, Achievable Synergies

Synergy Area	Opportunity	Run Rate
G&A	• Improved efficiencies • Utilize Del Monte corporate infrastructure	$19
Logistics	• Distribution center and warehouse efficiencies • Increased direct factory shipping • Reduction in transportation costs	16
Operations	• Plant efficiencies and process improvements	12
Purchasing	• Combined scale for packaging, fiber, labels, ingredients and indirects • Leveraging Heinz's e-auction experience	10
Brokerage	• Reduced brokerage costs through consolidation	3

$60 million of annual synergies by 2006

Cost Management

A Record of Delivering Cost Savings Initiatives



(Index)
COST OF GOODS TRENDS, BENCHMARKED TO CPI AND PPI
112
110
108
106
104
102
100
98
96
94
1998
1999
2000
2001
2002
CPI(1)
PPI(1)(2)
DLM w/o Savings
DLM Total Costs
4–5 pts margin benefit from cost savings programs

Apply disciplines that have worked at Del Monte

(1) *September 1997-2001*
(2) *Finished Consumer Foods*

Focused Management with Proven Expertise

Capable of Executing Strategy

- Experience driving top-line growth and margins in categories with similar dynamics
  - Market share gains
  - Increased premium pricing vs. private label
  - Supply chain efficiencies
- Proven track record of managing, growing and acquiring branded products in competitive categories
- Experienced management team with institutional knowledge
- Integration plan in place, created in partnership with Heinz

Integration Plan

Management Well Positioned to Manage the Integration Process

- Operating similarities facilitate combination of businesses
  - Same branded retail focus
  - Same retailer and consumer challenges
  - Same broker salesforce model
- Well defined individual business units
  - Discrete units that can be effectively separated from Heinz
  - Minimal geographic dislocation of Heinz business units
- Scalable Del Monte infrastructure
- Valuable partnership with Heinz
- Management team committed to drawing from best of both businesses

Integration plan in place

Del Monte Quality

Leveraging the Del Monte Shared Services

- Fruit, Vegetables and Tomatoes
- Pet Foods and Pet Snacks
- Tuna
- Soup and Baby Food

Shared Services

Finance
- Accounting
- Transaction processing

Sales
- Customer teams
- Category management
- Broker organization

Operations
- Warehousing
- Distribution
- Customer service
- Procurement

Marketing
- Syndicated data and research
- Co-marketing
- Ad agency
- Coupon agency
- Graphic support

HR
- Pension
- Health and welfare
- Payroll
- HR - IT

The New Del Monte

The New Del Monte

Well Positioned Across a Diverse Set of Attractive Categories

($ in billions)

New Del Monte
2002E Sales $3.1

	Fruit, Vegetables and Tomatoes	Pet Foods and Pet Snacks	Tuna	Soup and Baby Food
2002E Sales	$1.3	$0.9	$0.6	$0.3
% Total	*42%*	*29%*	*19%*	*10%*
Key Brands	Del Monte, Contadina, S&W, Del Monte SunFresh, Del Monte Orchard Select	Kibbles 'n Bits, 9Lives, Pup-Peroni, Pounce, Gravy Train, Reward, Meaty Bone, Jerky Treats	StarKist	College Inn, Heinz Nature's Goodness

Pet Foods

Industry Overview

- **Large market - $11.5Bn**
- **Strong historical and projected growth**
  - **Driven by rising pet population and expansion of premium category and mass market**
- **Trends are convenience, indulgence and nutrition**

Company Overview

- **Leading brands with strong market share**
  - **9 Lives - 23% share of cat category**
  - **Kibbles 'n Bits - 18% share of indulgent dry dog category**
- **#3 producer of pet food in the US**
- **Brands highly responsive to marketing spend**

U.S. Pet Food Industry Sales Growth ($Bn)



16
12
8
4
0
4.2% CAGR
7.6
8.1
8.7
9.4
11.0
11.5
14.1
1990
1992
1994
1996
1998
2000
2005E

Source: Pet Institute Study, BCC, Inc

2002E Business Composition - Sales



Dog
Cat
Other Branded Dog 16%
Other Branded Cat 1%
9 Lives 38%
Kibbles 'n Bits 22%
Private Label Dog 11%
Private Label Cat 12%

Source: Heinz estimates

Pet Snacks

Industry Overview

- **$1.2Bn pet snacks market**
- **High growth category and high margins**
- **Pet owners seeing pets as companions and willing to pamper**
- **Snacks increasingly popular due to convenience**

Pet Snacks Industry Sales Growth ($MM)


1,500
1,000
500
0
8.4% CAGR
822
911
974
1,030
1,126
1,207
1,308
1996
1997
1998
1999
2000
2001
2002E

Source: Heinz estimates

Company Overview

- **Multiple brands with #1 market share**
  - **Pounce - 41% share in cat snacks category**
  - **Pup-Peroni - 27% share in soft/chewy dog snacks category**
- **#2 producer of pet snacks in the US**
- **Successful recent line extensions**

2002E Business Composition


Niche Brands 17%
Pup-Peroni 28%
Canine Carry Outs 6%
Pounce 18%
Meaty Bone 16%
Jerky Treats 10%
Snausages 8%

Source: Heinz estimates

Pet Foods and Pet Snacks

Challenges/Strategy

Challenges	Strategy
• Heinz has underinvested in brands in an attempt to generate cash for core brands • Decreased quality leading to loss of share • Inconsistent product positioning	• Relaunch brands with increased marketing spend • Continued focus on new products • Return to previous quality levels • Position brands based on palatability

Tuna

Industry Overview

- $1.1Bn tuna market
- Consistent growth in volume
- Highly concentrated industry
- Opportunity to introduce innovation in category



Market Share - Volume
50%
40%
30%
20%
10%
0%
41%
24%
18%
13%
4%
StarKist
Bumble Bee (ConAgra)
Chicken of the Sea
Private Label
Other

Source: AC Nielsen 52 weeks ending 5/11/02

Company Overview

- *StarKist* has #1 market share
- Lowest cost producer
- Clear innovator in the category
  - Transforming the industry with Pouch
  - Huge growth potential and higher margins

Tuna

Case Study: Tuna Pouch

- Transforming a commodity-based category to value-added products
  - Higher quality tuna packed in a "pouch" without water or oil
  - 40% awareness, 14% trial, 50% repeat, 8-9% market share
- Efficient advertising that builds awareness and trial
- Pouch steadily increasing presence
  - Key retailers have built share to 20-25%
- Continued innovation with new flavors and value-added features


StarKist


StarKist

Tuna

Challenges/Strategy

Challenges	Strategy

• Lack of industry innovation and deteriorating product quality
• Tuna has been commoditized by producers and retailers
	• Establish value-added segment
	  – Aggressive marketing campaign to drive trial of pouch
	  – Launch new products and packaging
	  – Improve product quality
	• Product mix shift
	• Continue supply chain optimization

Private Label Soup

Industry Overview

- Historical private label growth of 8.2%
- Opportunity to increase penetration in category
  - Currently only 8% share
- Growth driven by RTS

Company Overview

- #1 share in private label soup
- Company growth greater than growth in the category

Strategy

- Provide branded expertise with product development and merchandising support
- Continue to capitalize on growth in the category
- Leverage current retail relationships
- Aggressively consolidate manufacturing to reduce costs

Baby Food

Industry Overview

- **Price increases have driven growth greater than 3%**
- **Market dominated by Gerber (72% share)**
  - **Customers typically carry Gerber and either Heinz (14%) or Beech-Nut (12%)**

Company Overview

- **Distributed primarily under the Heinz Nature's Goodness brand**
  - **Value brand**
  - **Heinz brand to be replaced over time**
- **Solid #2 to Gerber**
- **Estimated 30% share in markets where Nature's Goodness competes**

Strategy

- Successfully transition brand to leverage Del Monte brand equity
- Expand business by up-aging product offering
- Build market share vs. Beech-Nut

Del Monte Overview

Product and Channel Mix
Net Sales: $1.3Bn

Product Mix



Fruit
41%
Vegetables
34%
Tomatoes
25%

Channel Mix



Net Sales
($ in millions)
1,000
800
600
400
200
0
62%
58%
9%
19%
10%
7%
7%
5%
12%
11%
Grocery
CMM
Foodservice
Int'l (1)
Other
Fiscal 1996
Fiscal 2001
5 Year CAGR
CMM 20.9%
Grocery 3.3%

(1) Includes U.S. Exports and South America

Del Monte Overview

Strong Branded Business

BRAND POWER

- 3 Multi-billion dollar categories
- 6 million units per day
- In 8 out of 10 homes
- #1 market shares
- $1 billion brand

DISTRIBUTION STRENGTH

- Products distributed everywhere
- Dominant position in canned food aisle

OPERATING EXPERTISE

- Low cost producer
- Diverse sourcing
- Product and packaging innovation

Financial Highlights

Financial Highlights

- Accretive to EPS in the first full year post closing
- Renewed marketing investment expected to drive consistent top-line growth
- 9-11% EPS growth from operating improvements, delevering and synergies
- Focus on high return capital programs
- Improved working capital management
- Disciplined evaluation of acquisitions
- Strong capital structure with access to capital markets
  - Free cash flow allows for significant and immediate delevering
  - Market cap of approximately $3.0Bn(1)

(1) Assumes 15.0x CY03 P/E multiple

Proven Financial Results

Del Monte Executing Plan


Net Sales
$ millions
1,500
1,250
1,000
750
500
250
0
6% CAGR
967
1,350
1996
LTM


EBITDA
$ millions
200
150
100
50
0
10% CAGR
92
160
1996
LTM

Produce similar strong results as Del Monte

Pro Forma Projections



Net Sales
$ millions
4,000
3,000
2,000
1,000
0
Standalone Del Monte
New Del Monte



EBITDA
$ millions
750
500
250
0
Standalone Del Monte
New Del Monte

Growth Targets

- Revenue: 2-4%
- EPS: 9-11%

Capital Markets

- **Strong balance sheet**
- **Improving credit statistics**
- **Increased float**
- **Larger market capitalization**

$ in billions	Standalone Del Monte	Pro Forma
Total Debt	**$0.7**	**$1.9**
Debt / EBITDA(1)	**4.1x**	**3.6x**
Estimated Market Capitalization(2)	**$0.6**	**$3.0**(2)
Estimated Public Float(2)	**$0.3**	**$2.7**
Float as % TSO	***54%***	***88%***

(1) *Estimated LTM EBITDA as of December 31, 2002*
(2) *Assumes 15.0x 2003 P/E multiple*

Summary of Combined Strengths

- Strong brands with multiple #1 share positions in large, attractive categories
- Center store powerhouse well positioned to benefit from retail industry consolidation
- Realize significant and achievable synergies driven by business similarities
- Revitalization plan to drive EPS growth
  - Reinvest behind core brands, product upgrades and innovation
- Strong cash flow leads to rapid delevering
- Premier mid-cap food company with strong balance sheet
- Proven management team


9Lives
Contadina
Del Monte
S&W
Pup-Peroni
Lean
StarKist
solid white
Pounce
College Inn
Snausages
FRUIT CUP
TO-GO